Exhibit 99.2

NICE Opens Nominations for 2023 PSAPs’ Finest Awards Honoring
Emergency Communications Professionals

Now in its eighteenth year, PSAPs’ Finest Award recognizes vital emergency communications professionals in every role

Hoboken, N.J., January 4, 2023 – NICE (Nasdaq: NICE) today announced that it has opened nominations for the 2023 PSAPs' Finest Awards, an annual recognition program for emergency communications (ECC) professionals. Awards are presented each year in the following categories: Lifetime Achievement, Above & Beyond, Communications Center Director/Manager, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator, and PSAP of the Year.

Since its inception, NICE’s PSAPs’ Finest Awards has recognized hundreds of dedicated emergency communications professionals. The program is open to all PSAPs, whether or not they are customers of NICE. Nominations can be submitted through an online process via the PSAPs' Finest website. An independent judging panel reviews and rates each nomination based on the individual’s or team’s contributions to their agencies and communities.

Chris Wooten, Executive Vice President, NICE, said, “Emergency communications requires a special kind of dedication. When the rest of the world is off for the holiday or long weekend, emergency communications professionals are always working the front lines of 911, or working hard to implement the technology that makes emergency communications work, behind the scenes. The PSAPs’ Finest Awards is our way of paying tribute to these special individuals, who tirelessly strive to improve emergency communications and response, and are always there for citizens in their moments of need.”

The PSAPs’ Finest Awards program relies on a volunteer judging panel of representatives from the emergency communications industry. This year’s honorary judging panel includes: Karen Sutherland, RPL, Communications Manager, Scottsdale Police Department (Scottsdale, AZ); Timothy Buchfeller, Communications Supervisor/TLO, Riverside Sheriffs Dept. Communications Bureau (Riverside, CA); Eileen Clougherty, Assistant Superintendent Fire Alarm, Boston Fire Department, (Boston, MA); Hannah Ceaser, Communications Manager, CMCP/Police Department, City of Rowlett (Rowlett, TX); Michelle Potts, Communications Technology Manager, Chandler Police Department Emergency Communications Center (Chandler, AZ); Freya Arocha, Police Communications Coordinator, Miami-Dade Police Department (Doral, FL); and Tracy Klingbyle, ENP, Supervisor, 911 Communications, Windsor Police Service (Windsor, Ontario, Canada).

To submit a nomination for any of the PSAPs' Finest Awards categories or to read about previous winners, please visit the PSAPs' Finest website. Nominations can be submitted online through June 1, 2023.

Questions regarding the 2023 PSAPs' Finest Awards can be directed to PSInfo@NICE.com.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.